Universal Display Corporation
375 Phillips Boulevard
Ewing, NJ  08618

June 29, 2010

Via EDGAR and Facsimile
Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, DC 20549
Attention:  Gabriel Eckstein, Esquire

Re:           Universal Display Corporation (the “Company”)
Registration Statement on Form S-3 (Filing No. 333-165575)

Dear Mr. Eckstein:

As per your conversations on June 28, 2010 and that of Daniel Morris of the Staff on June 29, 2010 with our counsel, Justin W. Chairman of Morgan, Lewis & Bockius LLP, and in accordance with Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests the acceleration of the effective date of the above-referenced Registration Statement so that it will become effective on Thursday, July 1, 2010, at 3:00 p.m. Eastern Time or as on thereafter as practicable.

Pursuant to the letter dated April 15, 2010 from Mr. Morris of the Staff to Steven V. Abramson of the Company, in connection with this request for effectiveness, the Company acknowledges the following:

The disclosure in the filing is the responsibility of the Company.  The Company represents to the Commission that should the Commission or the staff acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing and the Company represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company further acknowledges, that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the filing.

Sincerely yours,

Universal Display Corporation

By:   /s/ Sidney D. Rosenblatt
       Sidney D. Rosenblatt
       Executive Vice President
       and Chief Financial Officer

cc:           Justin W. Chairman, Esquire